EXHIBIT 28

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II
2009 PROPERTY APPRAISALS

Cushman & Wakefield has recently completed market value appraisals of Uniprop Income Fund II’s seven properties.   The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	3/09	2/08%
Property	Appraisals	Appraisals	Variance

Ardmor Village	$6,700,000	$9,200,000	(27.1)%
Camelot Manor	2,250,000	5,150,000	(56.3)%
Dutch Hills	3,100,000	4,900,000	(36.7)%
El Adobe	8,500,000	12,550,000	(32.2)%
Stonegate Manor	2,650,000	5,150,000	(48.5)%
Sunshine Village	10,400,000	14,550,000	(28.5)%
West Valley	20,650,000	22,050,000	(6.3)%

Grand Total:	$54,250,000	$73,550,000	(26.2)%

2009 ESTIMATED NET ASSET VALUE OF UNITS

Based on the March 2009 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o           Sale of the Properties in March 2009 for their appraised value.
o           Costs and selling expenses at 3.0% of the sale price.
o           Tax consequences of a sale are not taken into consideration.
o           Cash reserves as of December 31, 2008

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $11.18 calculated as follows:

Aggregate appraised value:	$54,250,000

Plus: Cash Reserves	7,469,961

Less: Selling Expenses (3.0%)	1,627,500
Mortgage Debt:	23,133,242

Net Sales Proceeds:	$36,959,219

Number of Units:	3,303,387
Net Sales Proceeds per unit:	$11.18